March 18, 2025

Harry Kirsch
Chief Financial Officer
Novartis AG
Postfach CH-4002 Basel
Switzerland

       Re: Novartis AG
           For 20-F for Fiscal Year Ended December 31, 2024
           Filed January 31, 2025
           File No. 001-15024
Dear Harry Kirsch:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

For 20-F for Fiscal Year Ended December 31, 2024
3.D Risk Factors
Intellectual Property, page 10

1. You state on page 35 that Entresto patent protection is set to expire in 2025 and 2026 in the US and EU, respectively and that, based on your disclosure on page 41,
       Entresto makes up USD 7.8 billion in net sales. In future filings, please expand your risk factor disclosure to discuss specific risks that may result based on Entresto's imminent patent expiration.
Novartis consolidated financial statements for the fiscal year ended December 31, 2024
Note 3. Operating segment, page F-17

2. We note you operate as a single global operating segment company due to the spin-off of the Sandoz business on October 3, 2023. We also note on page 21 that you have two commercial units, US and International. Please explain to us how you concluded that you operate as a single operating segment. Refer to IFRS 8.11
12.
       We remind you that the company and its management are responsible for the accuracy
 March 18, 2025
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lynn Dicker at 202-551-3616 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Chris Edwards at 202-551-
6761 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences